Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2011

Pre-tax income from continuing operations	$26,296

Income from equity investees	(714)
Fixed charges	54,690
Total earnings	$80,272

Interest expense (1)	$6,910
Estimated interest within rent expense (2)	47,780
Total fixed charges	$54,690

Ratio of earnings to fixed charges	1.47

(1)       Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)       Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.